

February 4, 2011

Mr. Richard A. Hubbell
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re: RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 1-08726**

Dear Mr. Hubbell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Legal Branch Chief